FOR IMMEDIATE RELEASE
October 27, 2004

RSV BANCORP, INC.                            FOR FURTHER INFORMATION CONTACT:
2000 Mt. Troy Road                           Mr. Gerard R. Kunic
Pittsburgh, Pennsylvania 15212               President
                                                        (412) 322-6107

                           RSV BANCORP, INC. ANNOUNCES
                            RESULTS OF DUTCH AUCTION
                                  TENDER OFFER

     PITTSBURGH, PENNSYLVANIA: RSV Bancorp, Inc. (OTCBB: RSVI) announced the results of its modified "Dutch auction" tender offer to purchase up to 202,000 shares of its common stock, $0.10 par value per share. The tender offer expired at 5:00 p.m., New York City time, on Friday, October 22, 2004.

     A count by the depositary for the tender offer indicates that a total of 105,674 shares were properly tendered at prices at or below $19.00 per share and not withdrawn. Because shareholders tendered less than 202,000 shares, the tendered shares will not be subject to proration. As a result, the Company expects to purchase 105,674 shares at a purchase price of $19.00 per share.

     The Company is the holding company of Mt. Troy Bank, a federally chartered stock savings bank which conducts its business from its main office in Reserve Township, Pennsylvania and a full-service North Hills office located in the McIntyre Square shopping center in McCandless, Pennsylvania. The Company's common stock is traded on the OTC Bulletin Board under the symbol "RSVI."

     D. F. King & Co., Inc. acts as the information agent, and Registrar and Transfer Company is the depositary for the shares tendered. Questions to or requests for assistance may be directed to D. F. King & Co., Inc., toll free at
(800) 207-3158.